 Exhibit 99.1

ZIM Board of Directors Appoints Dr. Chen Lichtenstein
as President and CEO of the Company; will also be
joining its Board of Directors

HAIFA, Israel, June 1, 2026 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”), a global container liner shipping company, announced today the appointment of Dr. Chen Lichtenstein as its new President and Chief Executive Officer following the resignation on April 15, 2026, of Eli Glickman, the existing President and Chief Executive Officer. The appointment of Dr. Lichtenstein will become effective as of July 1, 2026, at which time Dr. Lichtenstein will also become a member of the Board of Directors of the Company. The employment agreement between the Company and Dr. Lichtenstein will be brought to shareholder approval as required by the Israeli Companies Law of 1999.

Dr. Lichtenstein brings with him extensive management, business and financial experience in the global arena, including leading complex international companies, managing growth processes, integration and organizational change, operating in international markets and working with boards of directors, shareholders and global investment bodies.

From 2020 to 2023, he served as the Chief Financial Officer at Syngenta Group, a global agricultural technology company, and was also responsible for strategy, integration and productivity. In this role, he was a key partner in building the global group, which included Syngenta Seeds, Syngenta Crop Protection, ADAMA and the Group’s operations in China, and led significant steps towards growth, synergies, efficiency and management of a complex debt structure. Prior to his position at Syngenta Group, Dr. Lichtenstein served as the President and CEO of ADAMA Ltd. (formerly known as Makhteshim Agan Industries Ltd.) from 2014 to 2020, which he led during a period of significant, industry-leady growth, improved profitability and cash flow, integration with ChemChina’s operations, and a listing on the Shenzhen Stock Exchange. From 2013 to 2014, Dr. Lichtenstein also served as President and CEO of China National Agrochemical Corporation, ChemChina’s strategic agrochemical division, and parent of Syngenta Group. From 2006 to 2013 he served as the Deputy Chief Executive Officer, Head of Global Operations and held various other roles within Makhteshim Agan Industries, where he led, among other things, broad areas of activity including global operations, business development, integration in China, R&D, supply chain, purchasing and manufacturing. Previously Dr. Lichtenstein served as a senior investment banking executive at Goldman Sachs in New York and London from 1999 to 2006, where he led acquisition and financing transactions of significant scope.

Dr. Lichtenstein currently serves as a member of the Board of Directors at Teva Pharmaceuticals Ltd., as chairman of the board of directors at international companies in the fields of environmental sciences and biotechnology and as a senior advisor to international investment entities. Dr. Lichtenstein holds joint doctoral degrees from the Graduate School of Business and the School of Law at Stanford University, a B.Sc. in Physics from the Faculty of Mathematics and Natural Sciences, summa cum laude, and an LL.B. from the Faculty of Law, cum laude, at the Hebrew University of Jerusalem.

Dr. Lichtenstein was appointed following a search process, which was conducted on behalf of the ZIM Board of Directors, with the participation of the directors Yair Seroussi, the Chairman of the Board, Dr. Yoram Turbowicz and Yair Avidan.

Yair Seroussi, Chairman of the Board, stated, “Dr. Chen Lichtenstein is a highly experienced top-tier international executive, with a unique combination of extensive managerial experience, financial depth, strategic insight, and the ability to lead complex global organizations. His broad experience in managing international companies, working with global markets, shareholders, and boards of directors, together with his judgment and experience in leading transformation and integration processes, make him the right executive to lead ZIM at this time. We thank Eli Glickman for his significant contribution to the Company and wish Chen great success in his role.”

Dr. Lichtenstein, ZIM President and CEO-appointee stated, “I thank ZIM’s Board of Directors for its confidence and for the opportunity to lead a global Israeli company with a meaningful legacy, growth and business success, broad international operations, and outstanding people. ZIM operates in a dynamic, competitive, and complex market, and I attach great importance to maintaining the Company’s stability, strengthening its performance and business capabilities, and continuing to create value for customers, employees, partners, and shareholders.”

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com